John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

August 7, 2018

Courtney Lindsay

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Saddle Ranch Media, Inc.
Offering Statement on Form 1-A Filed July 9, 2018
File No. 024-10866

Dear Attorney Lindsey:

On behalf of Saddle Ranch Media, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 2, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A filed July 9, 2018 Part I

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page v

1.	We note that in Item 4 of Part I of your offering statement that you state that you are not conducting your offering on a best efforts basis. However, throughout your offering statement, you state that you are conducting the offering on a best efforts basis. Please revise your filing as necessary to reconcile these disclosures.

We have changed all references to indicate that this is a best efforts offering.

Distribution, page 22

2.	Throughout your offering statement you make seemingly conflicting statements about your use of an escrow. For example, on your cover page you state that the funds of this offering will not be placed into an escrow account. But on page 23, in your Procedure for Subscribing section, you discuss funds required by the subscription agreement being transferred to "the escrow account." Please clarify these statement throughout your offering statement.

We have changed the document to remove all references to an escrow.

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Procedure for Subscribing, page 23

3.	We note that you state that potential investors may use the website www.minivest.com. This site, however, is non-functioning. Please remove reference to this website or advise when it will be functioning.

We have removed references to Minivest.

Management's Discussion and Analysis of Financial Condition and Results of Operations Forward-looking Statements, page 24

4.	Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933. Please delete all references to the safe-harbor provided by the Private Securities Litigation Reform Act throughout your offering document.

We have deleted all references to the safe-harbor provided by the Private Securities Litigation Reform Act.

Plan of Operations, page 24

5.	Please expand your discussion to disclose where the company currently is in executing its business strategy and operations.

This disclosure is limited due to non-disclosure and confidentiality agreements. We have added the following:

Currently, we are developing certain devices in partnership with other companies.

We are working on a relationship with a smart irrigation water management company. We intend to bring to market a smart water sensor system that will provide management of sprinkler systems based upon soil moisture and weather reporting from the Weather Channel.

We are also finalizing the development of the SmartThermostat (Thermoring) in conjunction with a smart home tech company and a telecom partner.

We just recently received SIM cards for beta testing of our Smart Air Quality Device in partnership with a United States telecom company. We intend to beta test this device October 2018.

Our Smart Light Switch and Smart Outlets are also being finalized with beta testing in October/November 2018.

We intend to demonstrate all of these devices at our CES booth in January 2019.

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General

6.	Please revise your signature page to indicate who is signing your offering statement as your principal accounting officer. Please refer to Instruction 1 to Signatures of Form 1-A.

The signature page has been revise to indicate who is signing your offering statement as our principal accounting officer.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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